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23003172

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Garbacz Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

655 Craig Road, Suite 104
(No. and Street)

St. Louis,	MO	63141
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Garbacz	314-991-1303	dan@garbaczgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Garbacz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Garbacz Group, Inc., as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

LAURA M. MARSH
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
MY COMMISSION EXPIRES JUNE 3, 2026
ST. CHARLES COUNTY
COMMISSION #14432644

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of The Garbacz Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Garbacz Group, Inc. as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The Garbacz Group, Inc. as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of The Garbacz Group, Inc.'s management. Our responsibility is to express an opinion on The Garbacz Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The Garbacz Group, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Holt & Patterson, LLC
Chesterfield, MO

May 30, 2023

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

THE GARBACZ GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2023

ASSETS

Cash and cash equivalents		$	32,975
Securities			26,682
Commissions receivable			9,091
Right of Use Lease Asset and accumulated amortization			
ROU Lease asset			27,636
Other assets:			
Deposit	25,964		
Deferred Tax Asset	39,238		
Prepaid expenses	7,281		72,483
Total assets		$	168,867

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:			
Accounts payable		$	5,680
Accrued retirement plan contribution			4,632
Accrued salaries			4,060
ROU Lease Asset Liability			27,636
Total liabilities			42,008
Stockholder's equity:			
Common stock, authorized 100,000 shares, issued and outstanding 25,000 shares	25,000		
Retained earnings	101,859		126,859
Total liabilities and stockholder's equity		$	168,867

See accompanying notes and independent auditors' report.

NOTE 1 - DESCRIPTION OF BUSINESS:

The Garbacz Group, Inc., a Missouri corporation, was organized in 1990 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, variable and fixed annuities and mutual funds.

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK:

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES:

Security transactions and related commission revenue and expense are recorded on a trade date basis. Acting as an agent, the Company may buy and sell securities on behalf of its customers. In return for such services, the Company charges a commission. Each time customers enter into a buy or sell transaction; a commission is earned by the Company for its selling and administration efforts.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable to determine if any are uncollectible based on the Company's experience and the credit worthiness of the customer.

Fixed assets are carried at cost, less accumulated depreciation computed using the straight-line method. Depreciation for the year ended March 31, 2023, is $0. Fixed assets are depreciated as follows:

	Estimated Useful Life	Cost	Depreciation
Equipment, Furniture and Fixtures	3-7 Years	$46,824	$46,824
Right of Use (ROU) Lease Asset	3 Years	$61,612	$33,976

Commissions payable are current obligations to brokers resulting from the buying and selling of securities and annuities to customers in the ordinary course of business.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

1. **Identification of the contract with the customer;**
2. **Identification of the performance obligation (s) under the contract;**
3. **Determinarion of transaction price;**
4. **Allocation of the transaction price to identified performance obligation (s); and**
5. **Recognition of revenue as (or when) an entity satisfies the identified performance obligation (s).**

The Company recognizes revenues upon completion of transactions as it satisfies the performance obligation identified in accordance with this standard.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's policy is to expense non-direct response advertising costs when incurred. The total advertising costs charge to expense for the year ended March 31, 2023, was $360. The Company does not utilize direct-response advertising and, accordingly, no provision for capitalizing these costs have been made.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

NOTE 4 – INCOME TAXES:

The company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. The Company's policy for reporting penalties and interest related to income taxes is to expense as they are incurred.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2019.

Deferred income taxes result from differences in the timing of revenue and expense recognition for tax purposes and financial reporting purposes.

Income taxes benefit (expense) consist of the following components:

Deferred	$39,237
	$39,237

NOTE 5 – NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2023, the Company had net capital and net capital requirements of approximately $79,740 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital is 0.18 to 1.00.

NOTE 6 – RESERVE REQUIREMENTS:

The Company is exempt from the reserve requirements of the Securities and Exchange Act of 1934, per section (K)(2)(ii) of Rule 15c3-3 and other business activities contemplated by Footnote 74 of the SEC Release No 34-70073.

NOTE 7 – LEASES:

In May 2021, the Company renewed its lease agreement commencing July 1, 2021, through June 30, 2024. In the normal course of business, operating leases are generally renewed or replaced by other leases. Required yearly payments are as follows:

2021	10,832
2022	22,037
2023	22,784
2024	11,579
	$ 67,232

The Company's right-of-use ("ROU") assets are related to an operating lease for office space. Leases are included in property, equipment and right-of use assets and other liabilities on the statement of financial position.

NOTE 7 – LEASES: (Continued)

ROU assets represent the right to use an underlying asset for lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets include initial direct costs incurred by the lessee as well as any lease payments made at or before the commencement date and excluding lease incentives. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate in determining the present value of lease payments. The lease term expires in June 2024.

NOTE 8 – RETIREMENT PLAN CONTRIBUTION:

The Company maintains a profit-sharing plan and makes contributions for each eligible employee. A contribution of $4,633 was made for the current year.

NOTE 9 – FAIR VALUE MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Securities owned consist of Level 2 trading and investment securities at market value as of March 31, 2023:
US Treasury Securities $26,682.

At March 31, 2023, the Company did not have any level 1 or level 3 inputs. There were no transfers between level 1 and level 2 during the year.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through May 30, 2023, the date which the Financial Statements were issued and concluded that no further activity has occurred that would require recognition or disclosure.

NOTE 11 – COMMITMENTS AND CONTINGENCIES:

The Company has no commitments or contingencies that require disclosure through May 30, 2023, the date of the Independent Auditor's Report.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

Holt & Patterson, LLC
260 Chesterfield Industrial Blvd.
Chesterfield, MO 63005

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

The Garbacz Group, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15-c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended **March 31, 2023**.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct mutual funds and variable annuities on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Also, the Company (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c-2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed:____________________

Name: Daniel J. Garbacz

Title: President

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent
Registered Public Accounting Firm

To the Board of Directors and Stockholders
of The Garbacz Group, Inc.

We have reviewed management's statements included in the accompanying Exemption Report SEC Rule 17a-5, in which (1) The Garbacz Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Garbacz Group, Inc. claimed the following exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and (2) The Garbacz Group, Inc. stated that The Garbacz Group, Inc. met the identified exemption provisions through the most recent fiscal year without exemption.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct insurance sales. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Garbacz Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Garbacz Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

May 30, 2023

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101